Exhibit 1

2021

3rd Quarter Results

Mexico City, October 26, 2021
NYSE: VIST
BMV: VISTA

Vista Oil & Gas Results of the Third Quarter of 2021

October 26, 2021, Mexico City, Mexico

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for the three-month period ended September 30, 2021.

Q3 2021 highlights:

•

Q3 2021 total production was 40,267 boe/d, a 59% increase compared to Q3 2020 total production. Oil production in Q3 2021 increased 77% y-o-y to 30,954 bbl/d, mainly driven by production growth in the Bajada del Palo development.

•

In Q3 2021, our shale production was 24,103 boe/d, which corresponds entirely to shale oil wells in Bajada del Palo Oeste, where the Company tied-in 16 new wells in 4 pads in the first three quarters of the year.

•	Revenues in Q3 2021 were 175.0 $MM, a 150% increase y-o-y, mainly driven by the increase in oil production and crude oil prices. During Q3 2021, 18% of oil sales volumes were exported.

•	In Q3 2021, the average realized crude oil price was 57.0 $/bbl, a 46% increase compared to the average realized crude oil price of Q3 2020.

•	Realized natural gas price for Q3 2021 was 4.1 $/MMBTU, resulting in 89% increase y-o-y, mainly driven by Plan Gas winter price of 4.1 $/MMBTU and higher prices to industrial customers of 4.3 $/MMBTU.

•

Lifting cost in Q3 2021 was 7.3 $/boe, representing a 26% decrease compared to the average lifting cost per boe of Q3 2020, mainly driven by the increase in total production, which continues to absorb our fixed cost base.

•

Adjusted EBITDA in Q3 2021 was 102.9 $MM, a 325% increase compared to $24.2 $MM in Q3 2020, driven by the increase in revenues amid flat lifting costs. During Q3 2021, Vista recorded an Adjusted EBITDA margin of 59%, 24p.p. above Q3 2020.

•

In Q3 2021, capex was 74.1$MM, reflecting the completion of our fourth pad for the year in Bajada del Palo Oeste (pad #9). This pad was tied-in in late September, with 61 average completion stages per well and an average lateral length of 3,078 mts per well.

•

In Q3 2021, we achieved positive free cash flow of 51.0 $MM. Cash flow generated by operating activities was 110.0 $MM, while cash flow used in investing activities reached 58.9 $MM for the quarter. Cash flow used in financing activities totaled 22.0 $MM, primarily driven by interest payments of 25.5 $MM.

•	Cash at the end of Q3 2021 was 265.7 $MM. Gross debt totaled 602.9 $MM as of quarter end, resulting in a net debt of 337.1 $MM and a net leverage ratio of 1.1x Adj. EBTIDA.

•

Adjusted net profit (1) in Q3 2021 was 18.7 $MM, compared to an Adjusted net loss of 35.7 $MM in Q3 2020, mainly driven by a higher Adjusted EBITDA and partially offset by Income tax expense (net of deferred income tax) of 29.3 $MM compared to an income tax benefit of 0.1 $MM in Q3 2020. Adjusted EPS (2) was 0.21 $/share in Q3 2021, compared to (0.41) $/share in Q3 2020.

•

On September 16, 2021, Vista acquired a 50% non-operating working interest in the Aguada Federal and Bandurria Norte concessions, located in Vaca Muerta, from ConocoPhillips (3). Vista made no upfront payment, the purchased entity had 6.2 $MM in consolidated cash and assumed the outstanding carry consideration of 77 $MM. Additionally, the Company obtained an unsecured line of credit of 25 $MM for 24 months, at LIBOR +2%, due in 5 years bullet. The acquisition implies an addition of 25,231 net acres to our Vaca Muerta portfolio, for a total of 157,853 acres, as well as an addition of ~150 net new well locations, for a total of up to 700 identified new well locations.

(1)

The Company has defined Adjusted net profit/loss as Net profit/loss plus Deferred Income Tax plus Changes in the fair value of the warrants. Please refer to the “Adjusted Net Profit/Loss” section in this document for further information.

(2)	Adjusted EPS (Earnings per share): Adjusted Net Profit/Loss divided by weighted average number of ordinary shares
(3)

The metrics included in this document do not consolidate Aguada Federal and Bandurria Norte, which were acquired by the Company on September 16, 2021, as the impact is considered non-material. Aguada Federal and Bandurria Norte will be consolidated in Q4 2021.

Vista Oil & Gas Q3 2021 results

Production

Total average net daily production

	Q3-21	Q2-21	Q3-20	▲ y/y	▲ q/q

Total (boe/d)	40,267	39,888	25,394	59%	1%
Oil (bbl/d)	30,954	31,539	17,534	77%	(2)%
Natural Gas (MMm3/d)	1.40	1.26	1.16	21%	11%
NGL (bbl/d)	519	419	587	(11)%	24%

Average daily production during Q3 2021 was 40,267 boe/d, comprised of 30,954 bbl/d of oil, representing 77% of total production, 1.40 MMm3/d of natural gas and 519 boe/d of NGL. Total shale production was 24,103 boe/d, which corresponds entirely to shale oil wells in Bajada del Palo Oeste.

Q3 2021 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average

Net production per concession		30,954	1.40	519	40,267	100%

Entre Lomas	100%	3,605	0.28	467	5,839	15%
Bajada del Palo Este	100%	429	0.07	45	897	2%
Bajada del Palo Oeste (conventional)	100%	579	0.32	—	2,610	6%
Bajada del Palo Oeste (shale)	100%	20,890	0.51	—	24,103	60%
Agua Amarga	100%	228	0.03	7	439	1%
25 de Mayo-Medanito	100%	2,345	0.04	—	2,599	6%
Jagüel de los Machos	100%	2,328	0.12	—	3,065	8%
Coirón Amargo Norte	84.6%	268	0.00	—	271	1%
Águila Mora (shale)	90%	—	0.00	—	—	0%
Acambuco (non-operated)	1.5%	17	0.02	—	152	0%
Concessions CS-01, A-10 and TM-01 (México)	100%	265	0.00	—	291	1%

During Q3 2021, Bajada del Palo Oeste concession represented 66% of total production, Entre Lomas (including Entre Lomas Neuquén and Entre Lomas Río Negro) concessions represented 15%, 25 de Mayo-Medanito and Jagüel de los Machos concessions represented 14%, Bajada del Palo Este represented 2%, Agua Amarga (Jarilla Quemada and Charco del Palenque concessions) represented 1%, and Coirón Amargo Norte represented 1% of the quarterly total production. The production from the concessions in Mexico represented 1% of total average daily production. The remaining production came from Acambuco, a non-operated concession in Argentina. For further information on production, please see Annex “Historical operational data”.

Revenues

Total Revenues

Revenues per product—in $MM	Q3-21	Q2-21	Q3-20	▲ y/y	▲ q/q

Total	175.0	165.3	69.9	150%	6%
Oil	153.9	149.9	60.4	155%	3%
Natural Gas	19.7	14.5	8.6	129%	36%
NGL	1.41	0.93	0.8	73%	52%

Average Realized Prices

Product	Q3-21	Q2-21	Q3-20	▲ y/y	▲ q/q

Oil ($/bbl)	57.0	54.9	39.1	46%	4%
Natural Gas ($/MMBTU)	4.1	3.5	2.2	89%	19%
NGL ($/tn)	341	314	177	92%	9%

During Q3 2021, total revenues were 175.0 $MM, 6% higher q-o-q and 150% higher than Q3 2020, driven by the increase in crude oil production and average oil realized prices.

Crude oil revenues in Q3 2021 totaled 153.9 $MM, representing 88% of total revenues, a 3% increase compared to Q2 2021, and a 155% increase compared to Q3 2020, mainly driven by the boost in shale oil production from Bajada del Palo Oeste and higher average oil realized prices. During Q3 2021, the Company exported 18% of crude oil sales volumes, while the remaining 82% was sold to domestic refineries in Argentina. Total oil sales volumes during Q3 2021 were 2,701 Mbbl. Average realized oil price was 57.0 $/bbl, 46% above Q3 2020 and 4% above Q2 2021.

Natural gas revenues in Q3 2021 were 19.7 $MM, representing 11% of total revenues. The average realized natural gas price for the quarter was 4.1 $/MMBTU, an 89% increase compared to Q3 2020, boosted by the Plan Gas winter price of 4.1 $/MMBTU: sales to distribution companies and CNG clients represented 40% of total natural gas sales, with an average price of 4.0 $/MMBTU, while sales to power generation segment represented 26% of natural gas sales, at an average price of 4.1 $/MMBTU. The remaining 34% of natural gas sales were made to industrial clients at an average realized price of 4.3 $/MMBTU, a 116% increase compared to Q3 2020.

NGL sales were 1.41 $MM during Q3 2021, representing 1% of total sales. NGL volumes were sold in the Argentine market at an average price of 341 $/ton.

Lifting Cost

	Q3-21	Q2-21	Q3-20	▲ y/y	▲ q/q

Lifting Cost ($MM)	27.2	26.5	23.0	18%	3%
Lifting cost ($/boe)	7.3	7.3	9.9	(26)%	1%

Total lifting cost during Q3 2021 was 27.2 $MM, a 18% increase y-o-y, primarily driven by increasing oilfield activity and production. Lifting cost during Q3 2021 was 3% above q-o-q, primarily driven by the impact of the appreciation of the Argentine Peso in real terms on Peso-denominated operating contracts.

Lifting cost per boe was 7.3 $/boe, a 26% decrease compared to Q3 2020, positively impacted by the production increase in Bajada del Palo Oeste, which continues to absorb the fixed cost base. Sequentially, the Company maintained flat lifting cost per boe with stable production.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q3-21	Q2-21	Q3-20	▲ y/y	▲ q/q

Net (loss) / profit for the period	4.7	5.5	(28.4)

(+) Income tax (expense) / benefit	35.3	26.9	(5.6)
(+) Financial results, net	24.1	18.8	12.9

Operating profit	64.1	51.2	(21.1)

(+) Depreciation, depletion and amortization	48.7	51.0	38.9
(+) Restructuring and Reorganization expenses and others (3)	(9.8)	0.1	1.5
(+) Impairment of long-lived assets	—	—	5.0

Adjusted EBITDA (1)	102.9	102.3	24.2	325%	1%

Adjusted EBITDA Margin (%) (2)	59%	62%	35%	+24p.p.	(3	)p.p.

(1)

Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

(2)	Change expressed as a difference in percentage points.
(3)

Q3 2021 includes: (i) 9.8 $MM related from the divestiture of the working interest in CASO; (ii) 0.2 related to the transfer of exploration assets in Mexico; and (iii) (0.1) $MM from restructuring expenses

Adjusted EBITDA was 102.9 $MM in Q3 2021, a 325% increase compared to 24.2 $MM in Q3 2020, reflecting higher revenues amid stable costs. Adjusted EBITDA margin was 59%, 24p.p. above Q3 2020. Adjusted EBITDA in Q3 2021 stood flat vis-à -vis Q2 2021, even though Adjusted EBITDA in Q3 2021 does not include operating income generated by the Trafigura JV, which added 4.5 $MM in Q2 2021.

Adjusted Net Profit / Loss

Adjusted Net Profit/Loss - in $MM	Q3-21	Q2-21	Q3-20	▲ y/y	▲ q/q

Net Profit/Loss	4.7	5.5	(28.4)	117%	(14)%

Adjustments:
Deferred Income tax	6.0	10.7	(5.5)	209%	(44)%
Changes in the fair value of Warrants	7.9	1.3	(1.8)	549%	518%
Adjustments to Net Profit/Loss	13.9	12.0	(7.3)	292%	16%

Adjusted Net Profit/Loss	18.7	17.5	(35.7)	152%	7%

Adjusted EPS ($/share)	0.21	0.20	(0.41)	152%	7%

Adjusted net profit (1) in Q3 2021 was 18.7 $MM, compared to an Adjusted net loss of 35.7 $MM in Q3 2020 and an Adjusted net profit of $17.5 in Q2 2021. The change y-o-y was primarily driven by (a) higher Adjusted EBITDA (102.9 $MM in Q3 2021 compared to 24.2 $MM in Q3 2020), (b) Restructuring and reorganization expenses and others for an income of 9.8 $MM in Q3 2021, primarily related to the divestiture of the working interest in CASO, compared to a loss of 1.5 $MM in Q3 2020, (c) impairment of long-lived assets of 0.0 $MM in Q3 2021 compared to 5.0 $MM in Q3 2020; partially offset by (d) Income tax expense (net of deferred income tax) of 29.3 $MM in 3Q 2021 compared to an income tax benefit of 0.1 $MM in Q3 2020 (e) Depreciation, depletion and amortization for 48.7 $MM in 3Q 2021 compared to 38.9 $MM in Q3 2020, and (f) Financial results (net of changes in the fair value of the warrants) for a total loss of 16.1 $MM in 3Q 2021, compared to a loss 14.6 $MM in Q3 2020.

Adjusted EPS (2) was 0.21 $/share in Q3 2021, compared to 0.20 $/share in Q2 2021 and an (0.41) $/share in Q3 2020.

(1)

The Company has defined Adjusted net profit/loss as Net profit/loss plus Deferred Income Tax plus Changes in the fair value of the warrants. Adjusted Net profit/loss adds back these two adjustments since they are non-cash items that do not reflect the fair net income generation of the company. Please refer to Annex “Historical Adjusted Net Profit / Loss” for further historical information.

(2)

Adjusted EPS (Earnings per share): Adjusted Net Profit/Loss divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q3 2021, Q2 2021 and Q3 2020 were 88,418,735, 88,199,082 and 87,166,406, respectively.

Capex

Capex during Q2 2021 was 74.1 $MM. The Company invested 54.0 $MM in Bajada del Palo Oeste, of which 46.7 $MM correspond to drilling and completion of wells and 7.3 $MM to development facilities and others. Additionally, capex in conventional assets was 13.9 $MM, of which 12.1 $MM correspond to drilling, completion and workover of wells (due to the execution of capex commitments with the Rio Negro Province) and 1.8 $MM to development facilities. Finally, capex in G&G studies, IT projects and other infrastructure was 6.2 $MM.

Financial overview

During Q3 2021, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 265.7 $MM. Cash flow generated by operating activities was 110.0 $MM, a 474% increase y-o-y. In addition, cash flow used in investing activities was 58.9 $MM, with capex at 74.1 $MM, as detailed above. Cash flow used in investing activities was positively impacted by 20.3 $MM generated by the A&D deals with ConocoPhillips and Shell (transaction was closed in Q2 2021 and payment was received in Q3 2021). This resulted in a positive free cash flow of 51.0 $MM for the quarter (1).

In Q3 2021, cash flow used in financing activities totaled 22.0 $MM, primarily driven by interest payments of 25.5 $MM. Bank, bonds and other debt repayments totaled 112.1 $MM during Q3 2021. Finally, the Company raised 110 $MM in two-series bond issuances in the Argentine capital markets, as follows:

•	ON class XI: issued a 9.2 $MM bond, in Argentine Pesos, dollar-linked, 48 months bullet, with a 3.48% coupon paid quarterly.

•	ON class XII: issued a 100.8 $MM bond, in Argentine Pesos, dollar-linked, amortizing (2), final maturity on 10 years, with a 5.85% coupon paid semiannually.

Gross debt totaled 602.9 $MM as of quarter end, resulting in a net debt of 337.1 $MM. At the end of Q3 2021, Net leverage ratio decreased to 1.1x Adj. EBTIDA from 1.7x Adj. EBITDA at the end of Q2 2021, reflecting how cash flow from operations is driving organic deleveraging. Also, the average debt duration increased to 2.7 years at the end of Q3 2021 from 1.4 years at the end of Q2 2021.

(1)	Free cash flow is calculated as Cash flows generated by operating activities plus Cash flows used in investing activities.
(2)	Series XII repaid in 15 semi-annual installments, with a 3-year grace period.

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market

ON class II	Vista Oil & Gas Argentina S.A.U.	08/07/19	08/07/22	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON class III	Vista Oil & Gas Argentina S.A.U.	02/21/20	02/21/24	50	Bullet at maturity	3.50%	USD	BCBA Argentina
ON class IV	Vista Oil & Gas Argentina S.A.U.	08/07/20	02/07/22	10	Bullet at maturity	BADLAR + 1.37%	ARS	BCBA Argentina
ON class V(1)	Vista Oil & Gas Argentina S.A.U.	08/07/20	08/07/23	30	Bullet at maturity	Zero coupon	ARS in USD-linked	BCBA Argentina
ON class VI	Vista Oil & Gas Argentina S.A.U.	12/04/20	12/04/24	10	Bullet at maturity	3.24%	ARS in USD-linked	BCBA Argentina
ON class VII	Vista Oil & Gas Argentina S.A.U.	03/10/21	03/10/24	42.4	Bullet at maturity	4.25%	ARS in USD-linked	BCBA Argentina
ON class VIII (2)	Vista Oil & Gas Argentina S.A.U.	03/10/21	09/10/24	33.5	Bullet at maturity	2.73%	ARS	BCBA Argentina
ON class IX	Vista Oil & Gas Argentina S.A.U.	06/18/21	06/18/23	38.8	Bullet at maturity	4.00%	ARS in USD-linked	BCBA Argentina
ON class X(3)	Vista Oil & Gas Argentina S.A.U.	06/18/21	03/18/25	32.6	Bullet at maturity	4.00%	ARS	BCBA Argentina
ON class XI	Vista Oil & Gas Argentina S.A.U.	08/27/21	08/27/25	9.2	Bullet at maturity	3.48%	ARS in USD-linked	BCBA Argentina
ON class XII	Vista Oil & Gas Argentina S.A.U.	08/27/21	08/27/31	100.8	Amortizing (4)	5.85%	ARS in USD-linked	BCBA Argentina

(1)	20 $MM were issued on August 7, 2020 at a price of $ 1.0000, while the remaining 10 $MM were issued on December 4, 2020 at a price of $ 0.9685
(2)

7.2 $MM were issued on March 10, 2021, equivalent to 9,323,430 UVA at a price of 1.0000 Argentine Pesos per UVA, and 26.3 $MM were issued on March 26, 2021, equivalent to 33,966,570 UVA at a price of 0.9923 Argentine Pesos per UVA

(3)	32.6 $MM were issued on June 18, 2021, equivalent to 39,093,997 UVA at a price of 1.0000 Argentine Pesos per UVA
(4)	Series XII repaid in 15 semi-annual installments, with a 3-year grace period.

Environmental, Social and Governance (ESG)

During Q3 2021 Vista has continued to make progress to reduce our carbon footprint.

The Company is currently executing 3 projects aimed at reducing gas venting, which are expected to reduce GHG emissions by approximately 100,000 tons of CO2e on an annualized basis. The Company expects to reduce emissions intensity to approximately 29 kg CO2e per boe in 2021, implying a 30% reduction y-o-y.

In the meantime, Vista continues to work on long term GHG reduction goals. During Q3 2021 the Company has identified material projects in order to build our decarbonization plan. Vista is currently finalizing our detailed carbon abatement cost curve, which is the cornerstone of the multi-year action plan to reduce GHG emissions and set corporate reduction goals.

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020

Total production by field (boe/d)	40,267	39,888	34,067	30,648	25,394

Entre Lomas	5,839	5,014	4,846	5,224	5,629
Bajada del Palo Este	897	876	885	896	830
Bajada del Palo Oeste (conventional)	2,610	2,244	2,546	3,135	3,327
Bajada del Palo Oeste (shale)	24,103	24,662	18,794	14,488	8,320
Agua Amarga (Jarilla Quemada, Charco del Palenque)	439	458	486	488	373
25 de Mayo-Medanito	2,599	2,769	2,591	2,460	2,663
Jagüel de los Machos	3,065	3,098	3,144	3,123	3,313
Coirón Amargo Norte	271	288	265	282	366
Águila Mora (shale)	0	0.0	0	0	0
Acambuco	152	157	163	174	173
Coirón Amargo Sur Oeste (shale) (1)	0	0	72	76	88
Aguada Federal	0
CS-01	269	155	100	127	140
A-10	17	151	168	174	173
TM-01	5	17	6	0	0

Crude oil production by field (boe/d)(2)	30,954	31,539	26,436	23,056	17,534

Entre Lomas	3,605	3,361	3,315	3,434	3,415
Bajada del Palo Este	429	419	385	369	353
Bajada del Palo Oeste (conventional)	579	642	672	866	819
Bajada del Palo Oeste (shale)	20,890	21,553	16,613	13,022	7,251
Agua Amarga (Jarilla Quemada, Charco del Palenque)	228	254	249	230	119
25 de Mayo-Medanito	2,345	2,492	2,432	2,308	2,507
Jagüel de los Machos	2,328	2,346	2,318	2,344	2,505
Coirón Amargo Norte	268	283	261	266	326
Águila Mora (shale)	0.0	0	0	0	0
Acambuco	17	18	22	23	23
Coirón Amargo Sur Oeste (shale) (1)	0	0	67	70	80
Aguada Federal	0
CS-01	260	153	98	124	137
A-10	0	0	0	0	0
TM-01	5	17	6	0	0

Natural Gas production by field (boe/d)(3)	8,793	7,930	7,196	7,073	7,273

Entre Lomas	1,766	1,288	1,166	1,345	1,685
Bajada del Palo Este	424	412	442	468	430
Bajada del Palo Oeste (conventional)	2,031	1,601	1,874	2,269	2,508
Bajada del Palo Oeste (shale)	3,213	3,109	2,181	1,466	1,069
Agua Amarga (Jarilla Quemada, Charco del Palenque)	204	194	225	245	244
25 de Mayo-Medanito	254	277	159	151	156
Jagüel de los Machos	737	752	826	779	807
Coirón Amargo Norte	3	4	4	16	40
Águila Mora (shale)	0	0	0	0	0
Acambuco	135	140	141	151	150
Coirón Amargo Sur Oeste (shale) (1)	0	0	6	6	7

Aguada Federal	0
CS-01	9	3	2	3	3
A-10	17	151	168	174	173
TM-01	0	0	0	0	0

NGL production by field (boe/d)	519	419	435	518	587

Entre Lomas	467	365	366	445	529
Bajada del Palo Este	45	45	57	60	48
Bajada del Palo Oeste (conventional)	0	0	0	0	0
Bajada del Palo Oeste (shale)	0	0	0	0	0
Agua Amarga (Jarilla Quemada, Charco del Palenque)	7	9	12	13	10

Notes:

(1)

On June 24, the Province of Neuquén approved the addendum to the JV agreement reflecting the sale for our remaining 10% working interest in Coirón Amargo Sur Oeste concession to Shell Argentina. This transaction has retroactive effects to April 1, 2021.

(2)	Acambuco includes condensate.
(3)	Excludes natural gas consumption, flared or reinjected natural gas.

Concession summary

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country

Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	Shale / Conventional	Neuquina	Argentina
Bajada del Palo Este	100%	Operated	Shale / Conventional	Neuquina	Argentina
Agua Amarga	100%	Operated	Con ventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	84.6%	Operated	Conventional	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Aguada Federal	50%	Non-operated	Shale	Neuquina	Argentina
Bandurria Norte	50%	Non-operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Noroeste	Argentina
CS-01	100%	Operated	Conventional	Del Sureste	México

Vista Oil & Gas S.A.B. de C.V.

Vaca Muerta operational data

Shale oil wells detail

Bajada del Palo Oeste

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
2013	#1	Organic	2,483	33
2014	#1	La Cocina	2,633	35
2015	#1	Organic	2,558	34
2016	#1	La Cocina	2,483	34
2029	#2	Organic	2,189	37
2030	#2	La Cocina	2,248	38
2032	#2	Organic	2,047	35
2033	#2	La Cocina	1,984	33
2061	#3	La Cocina	2,723	46
2062	#3	Organic	2,624	44
2063	#3	La Cocina	3,025	51
2064	#3	Organic	1,427	36
2025	#4	Lower Carbonate	2,186	26
2026	#4	La Cocina	2,177	44
2027	#4	Lower Carbonate	2,551	31
2028	#4	La Cocina	2,554	51
2501	#5	La Cocina	2,538	52
2502	#5	Organic	2,436	50
2503	#5	La Cocina	2,468	50
2504	#5	Organic	2,332	44
2391	#6	La Cocina	2,715	56
2392	#6	Organic	2,804	54
2393	#6	La Cocina	2,732	56
2394	#6	Organic	2,739	57
2261	#7	La Cocina	2,710	46
2262	#7	Organic	2,581	45
2263	#7	La Cocina	2,609	45
2264	#7	Organic	2,604	46
2211	#8	Organic	2,596	53
2212	#8	La Cocina	2,576	53
2213	#8	Organic	2,608	54
2214	#8	La Cocina	2,662	54
2351	#9	La Cocina	3,115	63
2352	#9	Organic	3,218	62
2353	#9	La Cocina	3,171	61
2354	#9	Organic	2,808	56

Aguada Federal

Well name	Landing zone	Lateral length (mts)	Total frac stages

WIN.Nq.AF-3(h)	Lower Orgánico/ Regresivo	1,000	10
WIN.Nq.AF-4(h)	Upper Carbonate	1,000	10
WIN.Nq.AF-5(h)	La Cocina	2,500	35
WIN.Nq.AF-6(h)	La Cocina/Regresivo	2,500	35
WIN.Nq.AF-7(h)	Upper Carbonate	1,028	10
WIN.Nq.AF-9(h)	Upper Carbonate	1,000	10

Bandurria Norte

Well name	Landing zone	Lateral length (mts)	Total frac stages

WIN.Nq.BN-3(h)	Lower Orgánico/ Regresivo	1,000	10
WIN.Nq.BN-2(h)	Upper Carbonate	1,000	10
WIN.Nq.BN-1(h)	La Cocina	2,500	35
YPF.Nq.LCav.x-11(h)	La Cocina/Regresivo	2,500	35

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20
Total Revenues	175,005	165,277	115,901	79,536	69,863
Oil	153,908	149,862	107,202	72,461	60,438
Natural Gas	19,687	14,486	7,884	6,213	8,609
NGL and others	1,410	929	815	862	816

Cost of Sales	(97,845)	(97,464)	(85,856)	(73,952)	(70,934)

Operating expenses	(27,204)	(26,468)	(23,140)	(22,589)	(23,032)
Stock fluctuation	1,797	1,760	(3,100)	5,529	598
Depreciation, depletion and amortization	(48,681)	(51,016)	(44,730)	(44,883)	(38,876)
Royalties	(23,757)	(21,740)	(14,886)	(12,009)	(9,624)

Gross profit	77,160	67,813	30,045	5,584	(1,071)

Selling expenses	(12,481)	(10,990)	(7,412)	(6,137)	(5,434)
General and administrative expenses	(11,173)	(11,070)	(8,851)	(7,259)	(9,063)
Exploration expenses	(153)	(125)	(159)	(106)	(241)
Other operating income	11,294	5,865	649	342	1,380
Other operating expenses	(554)	(294)	(1,049)	(761)	(1,690)
Impairment of long-lived assets	—	—	—	(9,484)	(4,954)

Operating profit (loss)	64,093	51,199	13,223	(17,821)	(21,073)

Adjusted EBITDA Reconciliation ($M)	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20
Net (loss) / profit for the period	4,732	5,505	4,858	(13,812)	(28,402)

(+) Income tax	35,290	26,903	3,758	(17,435)	(5,552)
(+) Financial results, net	24,071	18,791	4,607	13,426	12,881

Operating profit (loss)	64,093	51,199	13,223	(17,821)	(21,073)

(+) Depreciation, depletion and amortization	48,681	51,016	44,730	44,883	38,876
(+) Restructuring and Reorganization expenses and others	(9,849)	128	387	(636)	1,465
(+) Impairment of long-lived assets	—	—	—	9,484	4,954

Adjusted EBITDA	102,925	102,343	58,340	35,910	24,222

Adjusted EBITDA Margin (%)	59%	62%	50%	45%	35%

	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20
Lifting Cost ($MM)	27.2	26.5	23.1	22.6	23.0
Lifting cost ($/boe)	7.3	7.3	7.5	8.0	9.9

Vista Oil & Gas S.A.B. de C.V.

Historical Adjusted Net Profit / Loss

(Amounts expressed in thousand U.S. dollars)

	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19	Q1-19	Q4-18	Q3-18	Q2-18
Net Profit/Loss	4,732	5,505	4,858	(13,812)	(28,402)	(39,203)	(21,332)	(44,249)	21,502	3,702	(13,678)	42,379	(27,887)	(40,876)

Adjustments:
Deferred Income tax	6,005	10,679	2,010	(17,410)	(5,490)	8,032	4,571	14,324	(911)	(1,703)	2,636	(18,224)	14,915	15,291
Changes in the fair value of Warrants	7,927	1,283	69	107	(1,765)	(4,071)	(10,769)	14,278	(33,145)	(4,057)	16,084	5,787	3,073	0
Adjustments to Net Profit/Loss	13,932	11,962	2,079	(17,303)	(7,255)	3,961	(6,198)	28,602	(34,056)	(5,760)	18,720	(12,437)	17,988	15,291

Adjusted Net Profit/Loss	18,664	17,467	6,937	(31,115)	(35,657)	(35,242)	(27,530)	(15,647)	(12,554)	(2,058)	5,042	29,942	(9,899)	(25,585)

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of September 30, 2021	As of December 31, 2020
Property, plant and equipment	1,140,182	1,002,258
Goodwill	28,450	28,484
Other intangible assets	20,218	21,081
Investments in subsidiaries	2,077	—
Right-of-use assets	19,471	22,578
Trade and other receivables	22,122	29,810
Deferred income tax assets	—	565
Total non-current assets	1,232,520	1,104,776
Inventories	17,451	13,870
Trade and other receivables	71,160	51,019
Cash, bank balances and other short-term investments	265,730	202,947
Total current assets	354,341	267,836

Total assets	1,586,861	1,372,612

Deferred income tax liabilities	152,160	135,567
Lease liabilities	14,036	17,498
Provisions	26,080	23,909
Borrowings	443,209	349,559
Warrants	9,640	362
Employee benefits	6,339	3,461
Accounts payable and accrued liabilities	51,839	—
Total non-current liabilities	703,303	530,356
Provisions	1,957	2,084
Lease liabilities	6,548	6,183
Borrowings	159,666	190,227
Salaries and social security payable	12,350	11,508
Income tax liability	31,504	—
Other taxes and royalties payable	8,174	5,117
Accounts payable and accrued liabilities	134,727	118,619
Total current liabilities	354,926	333,738

Total liabilities	1,058,229	864,094

Total shareholders’ equity	528,632	508,518

Total shareholders’ equity and liabilities	1,586,861	1,372,612

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2021	For the period from July 1st to September 30, 2020
Revenues from contract with customers	175,005	69,863
Revenues from crude oil sales	153,908	60,438
Revenues from natural gas sales	19,687	8,609
Revenues from LPG sales	1,410	816
Cost of sales	(97,845)	(70,934)
Operating costs	(27,204)	(23,032)
Crude oil stock fluctuation	1,797	598
Depreciation, depletion and amortization	(48,681)	(38,876)
Royalties	(23,757)	(9,624)

Gross profit/(loss)	77,160	(1,071)

Selling expenses	(12,481)	(5,434)
General and administrative expenses	(11,173)	(9,063)
Exploration expenses	(153)	(241)
Other operating income	11,294	1,380
Other operating expenses	(554)	(1,690)
Impairment of long- lived assets	—	(4,954)

Operating profit/(loss)	64,093	(21,073)

Interest income	34	37
Interest expenses	(12,173)	(12,979)
Other financial results	(11,932)	61

Financial results, net	(24,071)	(12,881)

Profit/(Loss) before income tax	40,022	(33,954)

Current income tax (expenses)/benefit	(29,285)	62
Deferred income tax (expenses)/benefit	(6,005)	5,490

Income tax (expenses)/benefit	(35,290)	5,552

Net profit/(loss) for the period	4,732	(28,402)

Other comprehensive income	(279)	503

Total comprehensive profit/(loss) for the period	4,453	(27,899)

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2021	For the period from July 1st to September 30, 2020
Net profit/(loss) for the period	4,732	(28,402)
Adjustments to reconcile net cash flows
Items related to operating activities:
(Reversal) for expected credit losses	(29)	(8)
Net changes in foreign exchange rate	(1,926)	(2,229)
Unwinding of discount on asset retirement obligation	634	573
Net increase in provisions	417	225
Interest expense on lease liabilities	221	312
Discount of assets and liabilities at present value	57	1,055
Share-based payments	2,457	2,713
Gain on disposal of oil and gas properties	(9,986)	—
Employee benefits	77	61
Income tax expenses/(benefit)	35,290	(5,552)
Items related to investing activities:
Depreciation and depletion	47,651	38,194
Amortization of intangible assets	1,030	682
Impairment of long-lived assets	—	4,954
Interest income	(34)	(37)
Changes in the fair value of financial assets	956	(363)
Items related to financing activities:
Interest expenses	12,173	12,979
Changes in the fair value of Warrants	7,926	(1,765)
Amortized costs	611	774
Remeasurements in borrowing	6,452	—
Changes in working capital:
Trade and other receivables	(7,067)	(4,875)
Inventories	(1,796)	(598)
Accounts payable and accrued liabilities	7,804	213
Payments of employee benefits	(55)	(197)
Salaries and social security payable	3,642	2,695
Other taxes and royalties payable	(1,027)	(72)
Provisions	386	(445)
Income tax payment	(642)	(1,745)

Net cash flows generated by operating activities	109,954	19,142

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment	(76,876)	(21,727)
Payments for acquisitions of other intangible assets	(348)	(1,579)
Payments for investments in associates	(2,077)	—
Proceeds from disposal of oil and gas properties	14,150	—
Cash received by AFBN assets acquisition	6,203	—

Proceeds from interest received	34	37

Net cash flows (used in) investing activities	(58,914)	(23,269)

Cash flows from financing activities:
Proceeds from borrowing	158,395	77,137
Payment of borrowing´s costs	(615)	(1,480)
Payment of borrowing´s principal	(153,609)	(47,737)
Payment of borrowing´s interests	(25,496)	(16,331)
Payment of lease	(2,133)	(1,684)

Net cash flows generated (used in) by financing activities	(23,458)	9,905

	For the period from July 1st to September 30, 2021	For the period from July 1st to September 30, 2020
Net increase in cash and cash equivalents	27,582	5,778
Cash and cash equivalents at beginning of period	236,510	218,316
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents	(2,668)	(1,729)
Net increase in cash and cash equivalents	27,582	5,778

Cash and cash equivalents at end of period	261,424	222,365

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	$MM: Million US Dollars

•	$M: Thousand US Dollars

•	$/bbl: US Dollars per barrel of oil

•	$/boe: US Dollars per barrel of oil equivalent

•	$/MMBTU: US Dollars per million British thermal unit

•	$/ton: US Dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

•	Adjusted EBITDA margin: Adjusted EBITDA divided by total revenues

•	Adjusted EPS (Earnings per share): Adjusted Net Profit/Loss divided by weighted average number of ordinary shares

•	Adjusted Net Profit/Loss: Net profit /loss for the period + Deferred Income Tax + Changes in the fair value of the warrants

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•	CNG: Compressed natural gas

•	CO2e: Carbon dioxide equivalent

•	ESG: Environmental, Social and Governance

•	GHG: Greenhouse gases

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

•	Mts: meters

•

Lifting cost: Includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, depletion and amortization, royalties, direct taxes, commercial, exploration and G&A costs.

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

•

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBTU for a four-year term as of January 1, 2021.

•	TED: Total effective days – days in which shale oil wells were producing

•	TRIR: Total Recordable Incident Rate

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	UVA: Acquisitive value units

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaoilandgas.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.4166.9000